October 21, 2004


Lawrence B. Stoller, Esq.
Senior Vice President and General Counsel
Cohen & Steers Capital Management, Inc.
757 Third Avenue
New York, New York 10017

Re:  	Cohen & Steers Premium Income Realty Fund, Inc.
      SEC File Numbers:  811-21074; 333-119283
      Filed on September 24, 2004

      Cohen & Steers Select Utility Fund, Inc.
      SEC File Numbers:  811-21485; 333-119279
      Filed on September 24, 2004

      Cohen & Steers Quality Income Realty Fund, Inc.
      SEC File Numbers:  811-10481; 333-119361
      Filed on September 29, 2004

      Cohen & Steers Advantage Income Realty Fund, Inc.
      SEC File Numbers:  811- 9993; 333-119488
      Filed on October 1, 2004

Dear Mr. Stoller:

      We have reviewed the registration statements on Form N-2
filed
on behalf of Cohen & Steers Premium Income Realty Fund, Inc.,
Cohen &
Steers Select Utility Fund, Inc., Cohen & Steers Quality Income Realty Fund, Inc., and Cohen & Steers Advantage Income Realty Fund,
Inc. (the "Funds").  The Funds filed the registration statements to
register Auction Rate Preferred Shares. Your cover letters stated that the disclosure in the registration statements is substantially similar to that contained in the registration statements of
previous
preferred shares offerings.   Because of the similarity to the
previous filings, you requested selective review of the registration statements. Based on your representations, we limited our review of the filings. Please note that comments given in one section or prospectus apply to other sections or prospectus that contain the same or similar disclosure. We have the following comments.


Prospectus - Cohen & Steers Premium Income Realty Fund, Inc.

Federal Income Taxation, page 14

1.	Page 15 states, "Such dividends generally will, except in the case of distributions of qualified dividend income and net capital gains, be taxable as ordinary income to holders." The Fund invests heavily in REITS. Please prominently clarify whether the preferred dividends are generally expected to be eligible to be treated as qualified dividend income.

Statement of Additional Information (SAI)

Investment Restrictions, page 4

2.	Certain fundamental policies have been redlined.
Supplementally, please confirm that no fundamental policies have been changed without shareholder approval.

Financial Highlights, page 48

3.	Footnote d states "Total market value return is computed
based
upon the New York Stock Exchange market price of the fund`s shares and excludes the effects of brokerage commissions."
Supplementally,
please explain what brokerage commissions are being excluded.

General

4.	We note that portions of the filing are incomplete.  We may
have
additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

5.	If you intend to omit certain information from the form of
prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment

6.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

7. 	Response to this letter should be in the form of pre-
effective
amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

8.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, for each of the Funds, please furnish a letter acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*     *     *     *     *     *     *     *

      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

      Please contact the undersigned at (202) 942-0550 should you have any questions regarding this letter.

                                   				Sincerely,


                                   				Keith A.
O`Connell
                                   				Senior
Counsel

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